AFRICO RESOURCES LTD.

#1108 - 1030 West Georgia Street
Vancouver, British Columbia V6E 2Y3
Telephone: (604) 646-3225 • Facsimile: (604) 646-3226

RECEIVED
2008 FEB 29 A 11:41

[redacted]

February 15, 2008

08001017

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Division of Corporation Finance
Office of International Corporate Finance

SUPPL

Ladies and Gentlemen:

Re: **Rule 12g3-2(b) Supplemental Materials**
Africo Resources Ltd.
Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended
(SEC File No. – 82-35147)

On behalf of Africo Resources Ltd. (the "***Company***"), we hereby furnish to the Securities and Exchange Commission (the "***SEC***") the following documents pursuant to the requirements of Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"). Pursuant to Rule 12g3-2(b)(5), the furnishing of this information to the SEC does not constitute an admission by the Company that it is subject to the Exchange Act.

Pursuant to Rule 12g3-2(b)(1)(iii), the Company submits the information attached hereto as Schedule A, which consists of the following documents:

1. News Release dated February 7, 2008.

If you have any questions regarding the enclosures, please do not hesitate to contact Michael O'Brien at (604) 646-3225.

PROCESSED
MAR 04 2008
THOMSON FINANCIAL

Sincerely,

Africo Resources Ltd.

"Michael O'Brien"

Michael O'Brien
Chief Financial Officer

3/3

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Africo reports positive exploration results at Kalukundi

Revised ore reserve calculation in progress

Update on legal proceedings in the DRC

TORONTO, Feb. 7 /CNW/ - Africo Resources Ltd (TSX: ARL) is pleased to announce positive exploration results from the Kalukundi Project in the Katanga Province of the Democratic Republic of the Congo resulting from a drilling programme conducted in 2007. This evaluation work has been focused on the new Kesho fragment and on the Kii and Kalukundi fragments:

<<
Highlights:

- New mineralization over a 400 strike length in the new Kesho fragment includes: 1.46% copper and 1.18% cobalt over a width of 35 metres.

- Existing Kii fragment mineralization has been extended by 50m on surface and oxides extended up to 140 metres below surface. This includes 60 metres of 2.73% copper and 0.60% cobalt.

- Existing Kalukundi fragment mineralization has also been extended by 50 metres to the NE. This includes 20.9 metres grading 1.11% copper and 0.70% cobalt.

- Revised resource calculation by RSG Global is in progress.

>>

Tony Harwood, President and CEO of Africo Resources said that the company continued to make good progress on its exploration programme during 2007. Drilling at the new Kesho fragment, in particular, which was previously excluded from the resource and reserve statement, has yielded positive results and further work will be undertaken here during the course of 2008. In addition, work currently being undertaken by RSG Global on revising the geological model for the Kii and Kalukundi fragments, is expected to lead to a restatement of the ore resources for these two fragments. "So, while the project has been delayed owing to legal issues in the DRC, we have continued work on understanding the ore body that will assist us when we start mining."

"We have also rigorously continued to pursue legal matters in the DRC in order to retain our subsidiary company's legal title to the project. We have made application to transfer the case involving our subsidiary H&J from the court in Lubumbashi to the court in Kinshasa in an attempt to elevate and expedite matters. Our application is scheduled to be heard on Friday February 8th, 2008."

1. The Kesho Fragment (Figure 1 & 2).

The previously disclosed ore resources and reserves defined for the Kalukundi Project are derived from the evaluation of four fragments of mineralization; Principal, Anticline, Kii and Kalukundi, within the Kalukundi Concession (please refer to the Kalukundi Technical report ("Technical Report") dated June 2006 which is available on Sedar). A fifth fragment, the new Kesho fragment, located close to the Anticline fragment and adjacent to the proposed plant site (Fig 1) has indicated additional mineralization, as detailed below.

The Kesho fragment is 400 metres long and dips to the NE at about 35 degrees. Downdip continuity has been established by Reverse Circulation (RC) drilling (12 holes, 1150 metres) over a minimum distance of 200 metres down-dip to 100 metres vertical depth over an average width of 38 metres (Fig

2) which indicates that there is more accessible mineralization down to the base of the oxidized zone.

The best mineralization occurs consistently on the lower half of the mineralized zone. For example in borehole (BH KRC2 the grade of the entire mineralized zone is 1.46% copper and 1.18% cobalt over 35 metres, with 2.60% copper and 1.22% cobalt over the lowermost 15.0 metres of true width. The grade is quite variable in the different intersections, ranging from high to intermediate grade in the uppermost SDB, lower grade zones are found in the core RSC, whereas the higher grade intersections are found in the lower zone.

The thickness and grade of the intersections encountered in the RC boreholes is very encouraging. As found on the other fragments, the mineralization is concentrated within the Mines Series package between the Uppermost SDB unit and the Lowermost RAT Grise unit. The outcrop values are a fair reflection of those found in depth, and serve to confirm the continuity of mineralization established from this drilling program.

<<

The graded assay values are listed as follows:

Section No	BH No	From	To	Apparent thick-ness	True thick-ness	Cu %	Co %	Dip
Section 1	Nil							
Section 2	KRC12					No assays		?
Section 3	KRC4	48.0	92.0	44.0	38.0	2.10	0.72	35 degrees
	KRC5	58.0	81.0	23.0	18.0	0.87	0.35	35 degrees
	KRC11					No assays		36 degrees
Section 5	KRC3	39.0	72.0	33.0	27.0	0.87	0.63	37 degrees
	KRC8	84.0	124.0	40.0	30.0	1.46	1.06	42 degrees
Section 7	KRC2	23.0	63.0	40.0	35.0	1.46	1.18	27 degrees
	KDI4	68.5	80.7	12.2	8.6	0.44	0.45	40 degrees
		104.4	109.4	5.0	3.8	0.87	2.15	
Section 9	KRC1	17.0	64.0	47.0	38.0	0.90	0.59	27 degrees
	KRC9	73.0	99.0	26.0	23.0	0.61	1.20	30 degrees
Section 10	KRC6	19.0	71.0	52.0	45.0	0.47	0.88	30 degrees
Section 11	KRC7	33.0	107.0	74.0	63.0	0.59	0.50	33 degrees
Section 12	KRC10A	78.0	110.0	37.0	30.0	1.69	0.01	31 degrees
	KRC10B	46.0	101.0	55.0	54.0	1.60	0.42	32 degrees

>>

Table 1. RC drilling results over graded intervals.

A follow up core drilling program is planned to substantiate tho continuity established to date and to drill deeper to define the full extent of the oxide mineralization, prior to inclusion in a mineral resource and reserve estimate. From this, the depth of opencast mining to extract

exclusively oxide ore can be defined. Deeper drilling will also define the extent of sulphide resources that could potentially be exploited at a later stage.

For maps, see link: http://files.newswire.ca/678/Africo-Figure12.doc

The Kii Fragment.

During 2007 a total of 1,105 metres of core drilling, mainly HQ3 (61mm) size was completed from nine boreholes, K95 - K103 all inclined at 45 degrees. This work was focused on two fragments, namely the Kii (seven boreholes) and Kalukundi fragments in the NE sector of the Kalukundi Concession (Fig 3).

The Kii fragment forms a "key" part of the ore reserves on the Kalukundi Project and, together with the Principal fragment, will be the source of initial ore for the plant in the early years of mine life. Currently ore reserves for the Kii fragment are as follows:

1.60 million tonnes (at) 2.47% Copper; 0.55% Cobalt.

This fragment was selected for infill drilling first, as it was considered that the most progress could be achieved with the least amount of drilling. The objectives of the drill program were to:

<<

1. Determine continuity of mineralization along strike to the NE.
2. Drill the near surface inferred zone to convert to a measured category.
3. Drill deeper holes to determine the depth of the oxide mineralization.

>>

The drilling program achieved confirmed these objectives and the results are outlined as follows:

1. Extension to the NE. BH K95 confirmed the continuity of the mineralization to the NE by 50 metres and BH K96 established that the depth continuity of this oxide mineralization extends to below 120 metres vertically. Copper values are well above average for both boreholes with 2.92% and 3.68% copper respectively. A high grade cobalt zone in the SDB unit near surface in BH K95 grades at 1.32% copper and 3.26% cobalt over 7.35 metres true thickness. The attitude of the strata and assay results are summarized in Fig 4, section 7 and in table 2 below.

2. Near surface drilling. Only one borehole, K97 could be drilled due to difficult access on the hill slope. This borehole intersected 52.8 metres true width of high grade copper and cobalt mineralization (Table 2). Copper values are very encouraging at 2.77% copper and cobalt is evenly distributed over the entire intersection averaging 0.80% cobalt, both being consistently higher than the fragment average. This information will be instrumental in converting much of the near surface inferred mineralization to measured and indicated categories. (Using a copper price of $1.25/lb and a cobalt price of $12.0/lb as used in the "Technical Report", this equates to a 10.4% copper equivalent grade).

3. Deeper drilling. Two boreholes, K102 on section 5 (Fig.5) and K103 on section 3 confirmed that the oxide mineralization extends in depth to at least 140 metres vertically below surface. BH K102 intersected copper mineralization which grades higher overall than the fragment average of 2.73% copper. The cobalt values are very encouraging at 0.62% cobalt over 60 metres true width (Using a copper price of $1.25/lb and a cobalt price of $12.0/lb as used in the "Technical Report", this equates to an 8.68% copper equivalent grade) and having continuous high grade cobalt zone of 0.84% cobalt over 41.50 metres (true width) within the RSC and RSF units.

BH K103 established that the mineralized zone has increased significantly

to 60 metres in true width. This may enhance the potential viability of opencast mining economically down to these deeper levels. BH103 also intersected above average copper grades at 2.90% copper, while the cobalt grades are closer to the fragment average.

The above drilling programme has added critical geological and assay data to the current knowledge of this fragment.

The Kalukundi Fragment.

The objective of the drilling program for this fragment was to determine potential for continuity of mineralization along strike to the NE. This is the only fragment with near surface sulphide ore, where the depth of oxides is around 40 metres except near the edges of the fragment, where oxides extend deeper to around 70 metres in depth.

<<

BH No	Lithology	From	To	Apparent width	True width	Cu %	Co%
Kii Fragment							
K95		29.65	76.10	46.45	40.00	2.92	0.72
K96	SDS	69.45	112.40	42.95	31.70	1.08	0.14
K96 - Main zone		112.45	164.90	52.45	38.20	3.68	0.20
K97 - Main zone		20.95	75.72	54.77	52.80	2.77	0.80
K102 Main zone		130.30	195.00	64.70	60.00	2.73	0.62
K103 - Main zone		135.75	184.26	48.51	37.50	2.90	0.50
Kalukundi Fragment							
K99 - Main zone		73.10	96.00	22.90	20.90	1.11	0.70
	SDS	96.00	113.30	17.30	16.10	2.53	0.69

>>

Table 2. New Graded assay data from the Kii and Kalukundi Fragments

Only two boreholes were drilled on the Kalukundi fragment in 2007. That on section 7, K99 (Fig 5) successfully substantiated continuity of the mineralization to the NE by an additional 50 metres (Table 1). The main mineralized zone is narrower due to faulting, but is still enhanced by additional mineralization in the SDS formation. The overall mineralized zone measures 37 metres true width grading at 1.72% copper and 0.70% cobalt.

Assays

All of the samples from this drilling programme were assayed by SGS Lakefield Laboratories in Johannesburg, South Africa. The assay method was by XRF using a pellet prepared by pyrosulfate fusion. Internal Africo standard samples were inserted at regular intervals of every 10 or every 20 samples for verification purposes. The correlation of assay values from SGS with Africo's standards compared well in most cases and where differences were identified these were slightly lower than the expected values for the standards indicating that a slight undervaluation of the assays was being reported.

The Company has retained RSG Global to review the ore resources for the

Kii and Kàlukundi fragments and to provide a new mining study and technical report based on this new data.

Update on Legal Proceedings Involving Akam Mining

Africo has made application to transfer the case involving its H&J subsidiary from the court in Lubumbashi to the court in Kinshasa and it is our understanding that our application is scheduled to be heard on Friday February 8th, 2008. We will update shareholders on any developments on this matter and our other proceedings as they arise.

For maps, see link: http://files.newswire.ca/678/AfricoFigure345.doc

This news release has been prepared under the supervision of Michael J. Evans, Africo's Consulting Geologist, who is a Qualified Person under National Instrument 43-101 (NI 43-101).

Note for editors:

Africo Resources Ltd. is a Canadian mineral company, committed to developing, acquiring and exploring for base metal and gold assets in Africa. The company's main project is Kalukundi, a development stage copper-cobalt deposit located in the Katangan Copperbelt in the Democratic Republic of Congo (DRC). The development team has an operational base in the DRC, with the company corporate offices located in Vancouver, Canada. The company listed on the Toronto Stock Exchange in December 2006.

Forward-looking statements:

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Africo expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although Africo believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Africo's management on the date the statements are made. Other than as required by law, Africo undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

%SEDAR: 00024685E

/For further information: Dr Tony Harwood, President and CEO, on Tel: +27(11) 463-0081; Chris Theodoropoulos, Chairman, on Tel: (604) 646-3225; Bill Cavalluzzo (Investor Relations) on Tel: (416) 265-8049; In South Africa: Charmane Russell on Tel +27(11) 880-3924/
(ARL.)

CO: Africo Resources Ltd.

CNW 10:36e 07-FEB-08

END